Exhibit 99.1 Press release

Quarterhill Announces Executive Change

Doug Parker Steps Down as President & Chief Executive Officer

Kitchener, Canada – October 1, 2019 – Quarterhill Inc. (“Quarterhill” or “the Company”) (TSX: QTRH) (NASDAQ: QTRH) today announced that Mr. Doug Parker has resigned as President and CEO of Quarterhill effective immediately. Mr. Parker has also resigned as a Board member of the Company.

The Board of Directors has begun a process to appoint a new CEO and further updates will made in due course. In the interim and until such time as a new President and CEO of Quarterhill is appointed, the CEOs of the Company’s three main subsidiaries (International Road Dynamics, VIZIYA and WiLAN) and certain other senior executives will report directly to the Board.

A little over two years ago the Company announced a new strategy of diversifying beyond its patent licensing business and shortly thereafter announced two initial acquisitions. These initial acquisitions were VIZIYA which is focused on enterprise software and International Road Dynamics which is in the intelligent transportation space.

Based on his acquisition track record, the Company hired Mr. Parker at the beginning of January 2018 to accelerate the Company’s diversification efforts. Since that time, although the Company has not closed any new transactions, it has built out its M&A capabilities, expanded its acquisition pipeline, and improved expense control in certain areas.

The Board continues to believe that a diversification and acquisition strategy is appropriate and the business has continued to generate cash flow which can be reinvested. At this time the Board is carefully reviewing its target areas for investment and best ways to allocate capital.

The Board thanks Mr. Parker for all his efforts and wishes him the very best in his future endeavors.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
T : 613.688.1693
E : ir@quarterhill.com

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